Mail Stop 3561

August 13, 2009

Michael H. Madison
President, Chief Executive Officer, Director
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, LA 71360

       Re: Cleco Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed March 12, 2009
             Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
             Filed May 6, 2009 and August 5, 2009
             File No. 001-15759

             Cleco Power, LLC
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
             Filed May 6, 2009 and August 5, 2009
             File No. 001-05663

Dear Mr. Madison:

     We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Our review encompassed the parent company, and Cleco Power listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 33

Financial Condition, page 46

Liquidity and Capital Resources, page 46

2. We note in your Consolidated Balance Sheets on page 66 that your total liabilities increased from $1.69 billion as of December 31, 2007 to $2.28 billion as of December 31, 2008. We also note that $301 million of the increase is an increase in your long-term debt as discussed on page 47 under the subsection titled "Cleco Consolidated." Please discuss in an appropriate section of your Liquidity and Capital Resource discussion the cause for the material increase in your total liabilities beyond the increase in your total debt.

Consolidated Statements of Cash Flows, page 67

3. Explain to us how you calculate and differentiate between your return *on* equity investment in investee versus your return *of* equity investment in your investee. In this regard, we noted the $68 million return on equity investment recorded in fiscal 2007 as an increase to net cash provided by operating activities, which appears to relate to priority distributions received at the closing of the sale of CAH's 50% equity ownership interest in Acadia; as disclosed on page 105 of your Form 10-K filing.

Notes to Financial Statements, page 75

Note 2 - Summary of Significant Accounting Policies, page 75

4. Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no. 96-1 and SAB Topic 5Y Question 2.

Insurance Reserves, page 77

5. Please provide a roll-forward of your reserve for self-insurance for each of the last three fiscal years in the notes to your financial statements or within Schedule II.

Note 7 – Common Stock, page 91

6. Rule 4-08(e)(2) of Regulation S-X requires footnote disclosures of the amount of consolidated retained earnings which represents undistributed earnings of 50% or less owned persons accounted for by the equity method. Please tell us and disclose this amount in future filings.

Note 9 – Pension Plan and Employee Benefits, page 95

7. Explain to us how you determined your long-term expected return assumption on pension plan assets of 8.40%. We note that approximately 59% of your pension assets are invested in equity securities. In this regard, provide to us your historical long-term returns for your pension plan by asset class and in total. Please ensure your historical returns are representative of a *long-term* market cycle, for example 10, 15 and 20 year periods. To the extent your historical returns significantly fall below your expected return of 8.40%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use. Please be detailed in your analysis. See paragraph 45 of SFAS no. 87. We may have further comment.

8. Reference is made to page 44 of your critical accounting policies discussion. We read your disclosure regarding how you calculate the market-related value of plan assets. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose in your *financial statements* how you determine this amount in accordance with paragraph 12 of APB 22.

Note 10 – Income Taxes, page 100

9. It appears your effective tax rate was significantly reduced in 2008 by the tax effects of plant differences, including AFUDC flow-through. Please address the following:

- Citing all relevant GAAP literature and regulatory matters/rulings, explain to us how you accounted for the plant differences, including AFUDC flow-through.

- Please explain what you mean by flow-through.

- Explain to us how the amount recorded in 2008 was calculated.

- Provide to us detailed journal entries with regard to amounts related to the tax effects of AFUDC.

- In future filing, please enhance your income taxes discussion in MD&A. Reference is made to your current discussion on page 38, which does not address the significant impact these plant related differences had on your effective tax rate.

Item 9A. Controls and Procedures, page 116

10. We note that your management's conclusion regarding the effectiveness of your disclosure controls and procedures in your annual report summarized the definition of disclosure controls and procedures although you did not in your subsequent quarterly reports. Please ensure in all future filings that you simply state, if true, that the officers concluded that your disclosure controls and procedures are effective. Alternatively, please include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

11. Similarly, we note that your management's conclusion regarding the effectiveness of your disclosure controls and procedures indicates that your disclosure controls and procedures are effective at the reasonable assurance level. In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please confirm your understanding in this regard. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 15. Exhibits and Financial Statement Schedules, page 120

Exhibit 10, page 121

12. We note that several exhibits filed under Exhibit 10 – Material Contracts do not include certain schedules, exhibits or attachments that are part of those contracts. For example, the following exhibits are missing schedules, exhibits or attachments:

- Exhibit 10(p) - First Amended and Restated Credit Agreement dated as of June 2, 2006 among Cleco Corporation, The Bank of New York, as Administrative Agent, and the lenders and other parities thereto incorporated from your Form 10-Q for the fiscal quarter ended June 30, 2006;

- Exhibit 10q(1) - Acadia Power Partners- Second Amended and restated limited liability company agreement dated May 9, 2003 incorporated from your Form 10-Q for the fiscal quarter ended June 30, 2003;

- Exhibit 10(r)(1) - Purchase and Sale Agreement by and between Perryville Energy Partners, LLC and Entergy Louisiana, Inc. dated January 28, 2004 incorporated from your Form 10-K for the fiscal year ended December 31, 2003;

- Exhibit 10(r)(2) - Purchase and Sale Agreement by and between Perryville Energy Partners, L.L.C. and Entergy Louisiana, Inc. dated October 31, 2004 incorporated from your Form 10-K for the fiscal year ended December 31, 2004;

- Exhibit 10(r)(3) - Purchase Agreement, dated as of April 23, 2007, by and among Calpine Acadia Holdings, LLC, as Seller, and Acadia Power Holdings, LLC, as Buyer incorporated from your Form 8-K filed on April 26, 2007.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners, page 13

13. We note that Jennison Associates LLC is the beneficial owner of 3,159,700 shares of Cleco Corporation shares. We also note that Prudential Financial indirectly owns 100% of the equity interests of Jennison. Please clarify in your footnotes to the table if the 3,337,2356 shares that Prudential Financial, Inc. owns includes the shares owned by Jennision Associates, LLC.

Our Compensation and Benefits Philosophy, page 15

A Summary of Cleco's Compensation and Benefits Components, page 15

14. Please clarify in your "Base Salary" section that begins on page 19 what you mean by the statement that "[b]ase salary is targeted at 90% to 92% of the competitive market…." For example, do you mean that you set base salaries to be around the 90th-92nd percentile of the competitive market or you set your salaries to be 90% to 92% of the market median?

Recoupment of Prior Awards Paid, page 16

15. Please clarify the basis upon which your Compensation Committee can adjust or otherwise recover an award under your Recovery Policy. The second sentence of the first paragraph seems to disclose that you can only recoup money if an executive engages in misconduct or an intentional act or omission with respect to the process of a restatement and not because of misconduct that caused the reason for the restatement.

Base Salary, page 19

16. Please explain why Mr. Madison's and Mr. Bausewine's base salary level at the time they assumed their current positions in May 2005 were set below the 90% to 92% base salary philosophy even though they assumed significant new job duties.

Annual Cash Bonus, page 20

17. Please disclose the matrix that contains actual EPS compared to the $1.72 EPS target, and your return on invested capital ranking versus the Incentive Peer Group to determine how you arrive at the award level or advise why you are not required to do so.

Perquisites and Other Benefits, page 25

18. Please explain the circumstances under which an executive officer can request that you pay realtor and other closing fees under your Relocation Program.

Change in Pension Value and Nonqualified Deferred Compensation Earnings, page 32

19. Please tell us why the change in the pension plan's discount rate between 2006 and 2007 resulted in no change to the pension plan value of certain individuals in 2007.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 41

Comparison of the Three Months Ended June 30, 2009, and 2008, page 42

20. Please expand your discussion of your operating results to explain the changes in operation and cash flow amounts between the periods. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Also, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, rather than saying your second quarter 2009 net income compared to the second quarter 2008 decreased do to higher losses at Midstream and decreased earnings at Cleco Power, please explain the underlying reasons for these events and quantify how much of the change was attributable to each factor. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 58

Commodity Price Risks, page 58

21. We note your disclosure on page 59 that based on market prices as of June 30, 2009, the net mark-to-market impact related to open natural gas positions was a loss of $52.2 million. Please disclose when a majority of theses natural gas positions were expected to close.

*   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director